AB

SO 3/6/03

03014207

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C.

MAR 03 2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 247Market.com,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 West Las Olas Blvd.
(No. and Street)

Fort Lauderdale, Florida 33301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Booth (954) 524-7772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Dive - Suite 209 Coral Springs, FL 33071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Booth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 247Market,.com, as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barry Booth
Signature

CFO
Title

Marcia A. Brinton
Notary Public

Marcia A. Brinton
MY COMMISSION # CC955125 EXPIRES
September 2, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

247MARKET.COM, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

247Market.Com, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of 247Market.Com, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all the financial position of 247Market.Com, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coral Springs, Florida
February 25, 2003

Baum + Company, PA

247MARKET.COM, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash in bank	$ 18,306
Total assets	$ 18,306

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Loan payable - stockholders	$ 6,870
Stockholders' Equity	
Common stock, no par value, 1,500 shares authorized, issued and outstanding	75,000
Accumulated deficit	(63,564)
Total stockholders' equity	11,436
Total liabilities and stockholders' equity	$ 18,306

See Accountant's Report and notes to financial statements.

247MARKET.COM, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$ - 0 -
Operating expenses	4,109
Net income(loss) before other income	(4,109)
Other income	
Interest income	562
Net income(loss)	$ (3,547)

See Accountant's Report and notes to financial statements.

247MARKET.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income (loss)	$(3,547)
Net cash(used) for operating activities	(3,547)
Cash flows from financing activities:	
Return of capital	(100,000)
Net used for financing activities	(100,000)
Net decrease in cash	(103,547)
Cash - beginning of year	121,853
Cash - end of year	$ 18,306

See Accountant's Report and notes to financial statements.

247MARKET.COM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Shares	Common Stock Amount	Additional Paid-In-Capital	Accumulated Deficit
Balance - December 31, 2001	1,500	175,000	- 0 -	$(60,017)
Return of capital	- 0 -	(100,000)	- 0 -	- 0 -
Net Income (Loss)	- 0 -	- 0 -	- 0 -	(3,547)
Balance - December 31, 2002	1,500	$ 75,000	$ - 0 -	$(63,564)

See Accountant's Report and notes to the financial statements.

247MARKET.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

247Market.Com, Inc. was incorporated April 23, 1999 under the laws of the State of Florida. The Company is registered as a broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of B-4 Investments, Inc.

Basis of accounting

The Company's policy is to prepare its financial statements using the accrual basis of accounting in accordance with generally accepted accounting principles.

Organization costs

The Company has incurred various expenditures in the formation of its corporate and organizational structure. In accordance with SOP 98-5 these costs will be expensed as incurred.

Income Taxes

The Company will be treated as an "C" corporation under the Internal Revenue Code. No provision for income taxes has been made in the financial statements due to the prior year's net operating loss that has offset the current year's net income. The Company may elect to file its income taxes as part of a consolidated group with its parent company B-4 Investments, Inc. Due to the uncertainty of future operating profits, no adjustment will be reflected under FASB 109 for tax benefits attributed to its net operating loss.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 - LOAN PAYABLE - STOCKHOLDER

A stockholder has advanced funds to the Company. There is no formal agreement as to repayment of these funds.

NOTE 3 - SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

On February 11, 2003, the Company executed a membership agreement modification whereby the required minimum net capital was reduced from $ 50,000 to $ 5,000. This change was acknowledged by the NASD on February 20, 2003. The Company will reflect this new net capital requirement on its March 31, 2003 FOCUS report.

247MARKET.COM, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital	
Total stockholders'equity	$ 11,436
Deductions and/or charges:	
Haircut	327
Net capital	11,109
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement	50,000
Excess net capital (based on minimum capital of $50,000)	$ (38,891)
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	(38,891)
Net capital per above	(38,891)
Net difference	$ - 0 -

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

February 25, 2003

247Market.Com, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of 247Market.Com, Inc. for the year ended December 31, 2002 on which we issued our report dated February 25, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Indianapolis Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of 247Market.Com, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Indianapolis Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Indianapolis Securities, Inc.'s practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and applicable self-regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Company has incurred a deficiency in its net capital as of December 31, 2002. See Note 4 of the financial statements.

Coral Springs, Florida
February 25, 2003

Baum & Company, PA.